Gary B. Wolff, P.C.
COUNSELOR AT LAW	488 Madison Avenue Suite 1100 New York, New York 10022
Tel: (212) 644-6446 Fax: (212) 644-6498 Email: wolffpc@nyc.rr.com

September 30, 2010

Janice McGuirk

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

Veterans in Packaging, Inc. (the “Company” or “Issuer”)

August 10, 2010 SEC Comment Letter

File No.: 333-158584

Dear Ms. McGuirk:

Enclosed is Pre-Effective Amendment Three to the above Registration Statement. The changes are made in response to staff comments on Amendment Two filing of the Registration Statement. The paragraph numbers below correspond to the numbered comments in your comment letter dated August 10, 2010.

Prospectus cover page

Summary-Termination of the offering

The Offering

1.

Wherever we have previously indicated that the offering may terminate upon three certain events, we have changed the word “may” to “will”. These changes may be found as follows:

Third paragraph to cover page of Prospectus;

Third paragraph to Section entitled “Prospectus Summary – The Offering”;

Second paragraph to Section entitled “The Offering”

In addition we have added a last sentence to the third paragraph to the Prospectus Cover Page so as to specify when the offering will definitely terminate.

Dilution

2and3.

Dilution Section has been updated through June 30, 2010 and now shows net “decrease” to original stockholders

Financial Statements

Note to Financial Statements

Note 2 – Summary of Significant Accounting Policies

Revenue Recognition

4.

Attached hereto is Company response to Revenue Recognition.

If you have any questions or require anything further, please feel free to call me at 212-644-6446.

Sincerely,

/s/ Gary B. Wolff

Gary B. Wolff

/hk

Enclosures

cc:

Veterans in Packaging, Inc.

Veterans In Packaging, Inc.

Company response to Comment No. 4

Background

As we disclose in the Prospectus, we are involved in direct sales and commission sales.   This response relates solely to direct sales.

We have a limited number of customers that comprise our direct sales.  We currently have 17 customers of which one company, which is unrelated to us, comprised approximately 63% of our total sales during the six months ended June 30, 2010.  We emphasize customers that prefer dealing with veteran owned businesses.

We obtained and retain these customers through the direct ongoing contact of our president assisted by outside marketing people working on a fee basis.  We have established good relationships with these customers who generally give us the opportunity to bid for their ongoing packaging needs.   The companies’ packaging needs are specialized because of the unique nature of their products.  In almost all cases we need to have their orders produced on a customized basis.  In putting together our bids, we get cost estimates from suppliers and submit bids designed to permit us to realize a profit on the sale.  Because orders are customized, and we are not assured of getting repeat orders for the same product, we do not retain the products in inventory.  Instead, we order the product from suppliers when we receive the order from our customer and have the product shipped from the supplier’s facility to the customer’s facility when it is ready.

In all cases, we are obligated to pay the supplier based on standard trade terms, regardless of whether or when we get paid by our customer.

Accounting Treatment

We apply paragraph 605-10-S99-1 of the FASB Accounting Standards Codification for revenue recognition.  We only recognize revenue when it is realized or realizable and earned and all of the following criteria have been met:

i.

persuasive evidence of an arrangement exists.  We do not process orders without purchase order agreements from customers setting forth the material qualities and quantities required and the agreed upon price.

ii.

the product has been shipped. We do not bill or record a sale until we have received confirmation that the related product has been shipped from the supplier’s facility and been accepted by our customer.

iii.

the sales price is fixed or determinable.  Since the items that we deal with are generally specialized, we do not start the process until the price has been negotiated with and accepted by our customer.  That price is generally set out in the final purchase order sent by the customer to us.

iv.

collectability is reasonably assured.  We deal with a limited number of customers that are well known to us.  We are familiar with their businesses and how they are doing.  We also take time to discuss the specific needs of each order so that we know that the product shipped to the customer meets the stated needs.  As a result returns and bad debt expenses have been negligible over the years.